SECURITIES PURCHASE AGREEMENT

     SECURITIES PURCHASE AGREEMENT (the “Agreement"), dated as of September 25, 2007, by and among Clearly Canadian Beverage Corporation, a Canadian corporation, incorporated under the laws of British Columbia, Canada with headquarters located at 2267 10th Avenue W., Vancouver, BC, Canada V6K2J1 (the “Company"), and the investors listed in Schedule A of Buyers attached hereto (individually, a “DMR Buyer" and collectively, the "DMR Buyers") and in Schedule B of Buyers attached hereto (individually, a “MOB Buyer" and collectively, the “MOB Buyers").

     WHEREAS:

     A. Contemporaneously with the execution and delivery of this Agreement, the Company is entering into a Securities Purchase Agreement in connection with a private placement into the Company of no less than $7,000,000 USD (the “Private Placement”).

     B. The Company and the DMR Buyers executed a Share Purchase Agreement dated February 5, 2007 in connection with the Company’s purchase of all of the shares of DMR Food Corporation (the “DMR Agreement”).

     C. Pursuant to the DMR Agreement, the Company issued warrants to each DMR Buyer, in such amounts as is set forth in column (2) of Schedule A of Buyers (the “DMR Warrants”).

     D. The Company and the MOB Buyers executed a Share Purchase Agreement dated May 24, 2007 in connection with the Company’s purchase of all of the shares of My Organic Baby Inc (the “MOB Agreement”).

     E. Pursuant to section 2.2(d) of the MOB Agreement, the Company issued warrants to each MOB Buyer, in such amounts as is set forth in column (2) of Schedule B of Buyers (the “MOB Warrants”).

     F. Pursuant to sections 2.2(b) and (c) of the MOB Agreement, the Company issued shares to each MOB Buyer, in such amounts as is set forth in column (3) of Schedule B of Buyers (the “MOB Shares”).

     G. Pursuant to section 2.6 of the MOB Agreement, the Company issued shares to each MOB Buyer, in such amounts as is set forth in column (4) of Schedule B of Buyers (the “MOB Lock-Up Shares”).

     H. Pursuant to section 2.4 of the DMR Agreement, the Company issued shares to each DMR Buyer, in such amounts as is set forth in column (3) of Schedule A of Buyers (the “DMR Shares”).

     I. The Company and the DMR Buyers wish to modify the terms of the DMR Agreement upon the terms and conditions stated in this Agreement.

     J. The Company and the MOB Buyers wish to modify the terms of the MOB Agreement upon the terms and conditions stated in this Agreement.

     K. The Company and each DMR Buyer and each MOB Buyer (individually, a “Buyer" or “Buyer” and collectively, the “Buyers") are executing and delivering this Agreement in reliance upon the exemption from securities registration in the United States afforded by either (i) Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act or (ii) Section 903 of Regulation S as promulgated by the SEC under the 1933 Act, and in Canada, upon the exemption from the prospectus and registration requirements afforded by Section 2.3 of National Instrument ("NI") 45-106 of the Canadian Securities Administration ("CSA").

     L. The Company has authorized a new series of senior convertible notes of the Company which notes shall be convertible into the Company's limited voting shares, without par value (the "Common Shares"), in accordance with the terms of the Notes (as defined below).

     M. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement that aggregate principal amount of the Notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite such Buyer's name in column (3) on the Schedule C of Buyers attached hereto (as converted, collectively, the "Conversion Shares").

     N. The Notes bear interest, which at the option of the Company, subject to certain conditions, may be paid in Common Shares (the "Interest Shares").

     O. The Notes, the Conversion Shares and the Interest Shares collectively are referred to herein as the "Securities".

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

     1. MODIFICATION OF DMR AND MOB AGREEMENTS; PURCHASE AND SALE OF NOTES.

Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the parties agree as follows:

          (a) Surrender of DMR Warrants. Contemporaneously with the execution and delivery of this Agreement, the DMR Buyers shall return to the Company for surrender and cancellation the original certificates representing the DMR Warrants.

          (b) Surrender of MOB Warrants. Contemporaneously with the execution and delivery of this Agreement, the MOB Buyers shall return to the Company for surrender and cancellation the original certificates representing the MOB Warrants.

          (c) Surrender of MOB Shares. Contemporaneously with the execution and delivery of this Agreement, the MOB Buyers shall return to the Company for surrender and cancellation the original certificates representing the MOB Shares.

          (d) Release of DMR Obligations. Subject to the provisions of Paragraph 1(f)(4) below in connection with the DMR Shares, the DMR Buyers hereby release and forever discharge the Company from any and all obligations arising from section 2.4 of the DMR Agreement.

          (e) Release of MOB Obligations. The DMR Buyers hereby release and forever discharge the Company from any and all obligations arising from sections 2.3 and 2.4 of the MOB Agreement.

          (f) Purchase of Notes. In consideration of the foregoing, the Company shall, on Closing (as defined below):

               (i) pay to the Buyers an aggregate amount of $4,000,000.00, by certified or solicitor’s cheque or cheques, with each Buyer receiving that amount set forth opposite such Buyer’s name in column (4) on the Schedule C of Buyers; and

               (ii) issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below) a principal amount of Notes as is set forth opposite such Buyer's name in column (3) on the Schedule C of Buyers (the "Closing").

              (iii) Reset of MOB Lock-Up Shares. In the event that on the date which is five hundred an forty (540) calendar days following the Subscription Date (as defined in the Notes) (the "Trigger Date"), the MOB Buyers shall not have in their possession a total of $600,000.00 through a combination of (i) the proceeds of the sale of the MOB Lock-Up Shares (net of sales commissions and other costs of disposition); and/or (ii) the value of the remaining MOB Lock-Up Shares based on the average closing price of the Common Shares on the NASD OTC, or other public securities exchange, for the 10 trading day time period immediately preceding the Trigger Date (any such shortfall shall be referred to in dollar amounts as the “MOB Lock-Up Shares Shortfall”), the MOB Buyers shall have the right to demand that the Company issue the MOB Buyers (pro-rata to each MOB Buyer based on the amounts as is set forth in column (4) of Schedule B of Buyers) an amount of Common Shares as have a market value equal to the MOB Lock-Up Shares Shortfall, such market value being calculated based on the average closing price of the Common Shares on the NASD OTC, or other public securities exchange, for the 10 trading day time period immediately preceding the Trigger Date (the Company shall issue such shares within 15 Business Days of receiving written notice from the MOB Buyers of demand for the MOB Lock-Up Shares Shortfall); provided, however, that the Company shall only have the option, unless waived by the MOB Buyers, to pay the MOB LockUp Shares Shortfall in Common Shares if the Common Shares have traded an average daily volume of 100,000 shares for the 30 trading days immediately preceding the Trigger Date and otherwise, the MOB Lock-Up Shares Shortfall shall be paid in cash.

               (iv) Reset of DMR Shares. In the event that on the Trigger Date, the DMR Buyers shall not have in their possession a total of $450,000.00 through a combination of (i) the proceeds of the sale of the DMR Shares (net of sales commissions and other costs of disposition); and/or (ii) the value of the remaining DMR Shares based on the average closing price of the Common Shares on the NASD OTC, or other public securities exchange, for the 10 trading day time period immediately preceding the Trigger Date (any such shortfall shall be referred to in dollar amounts as the “DMR Shares Shortfall”), the DMR Buyers shall have the right to demand that the Company issue the DMR Buyers (pro-rata to each DMR Buyer based on the amounts as is set forth in column (3) of Schedule A of Buyers) an amount of Common Shares as have a market value equal to the DMR Shares Shortfall, such market value being calculated based on the average closing price of the Common Shares on the NASD OTC, or other public securities exchange, for the 10 trading day time period immediately preceding the Trigger Date (the Company shall issue such shares within 15 Business Days of receiving written notice from the DMR Buyers of demand for the DMR Shares Shortfall); provided, however, that the Company shall only have the option, unless waived by the DMR Buyers, to pay the DMR Shares Shortfall in Common Shares if the Common Shares have traded an average daily volume of 100,000 shares for the 30 trading days immediately preceding the Trigger Date, and otherwise, the DMR Shares Shortfall shall be paid in cash.

          (g) Acknowledgment of Hudson Notes. The DMR Buyers and the MOB Buyers hereby acknowledge that any and all cash obligations of the Company (i) pursuant to this Agreement, and (ii) which remain following the execution of this Agreement pursuant to the DMR Agreement and the MOB Agreement, shall, if not allowed to be paid by the Company pursuant to the provisions of the Hudson Notes (as defined in the Notes), be deferred and paid when the Company is so entitled to pay pursuant to the provisions of the Hudson Notes; provided, however (and notwithstanding anything herein to the contrary) that if the Company is required to make any cash payments under paragraphs 1(f)(iii) and (iv) above and is not entitled to make such cash payments pursuant to the provisions of the Hudson Notes, then the Company shall make such payments in Common Shares.

          (h) Closing. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., Eastern Standard Time, on the date hereof (or such later date as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below at the offices of Aird & Berlis LLP Barristers & Solicitors BCE Place, 181 Bay Street, Toronto, Ontario.

     2. BUYER'S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants with respect to only itself that:

          (a) No Public Sale or Distribution. Such Buyer is (i) acquiring the Notes and (ii) upon conversion of the Notes will acquire the Conversion Shares issuable upon conversion of the Notes, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"); provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

          (b) Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D. Such Buyer is also on "accredited investor" within the meaning of Section 1.1 of NI 45-106 of the CSA or, if not an accredited investor, is purchasing sufficient Securities so that the aggregate acquisition cost of such Buyer's Securities is not less than CDN $150,000 and such Buyer is not an individual, corporation, partnership, trust, fund, association, syndicate, organization or other organized group of persons, whether incorporated or not, or an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative created or used solely to purchase or hold such Buyer's Securities in reliance on the exemption set forth in section 2.10 of NI 45-106.

          (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and the prospectus and registration requirements of applicable Canadian Securities Laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the  availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

          (d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Such Buyer acknowledges that it will not receive an offering memorandum or other disclosure document (other than this Agreement and the Schedules attached hereto) in respect of the Company.

          (e) No Governmental Review. Such Buyer understands that no United States or Canadian federal, provincial or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities. Such Buyer acknowledges that (i) there is no government or other insurance covering the Securities, (ii) there are risks associated with the purchase of the Securities, (iii) there are restrictions on the Buyer's ability to resell the Securities and it is the responsibility of such Buyer to find out what those restrictions are and to comply with them before selling the Securities, and (iv) the Company has advised such Buyer that the Company is relying on an exemption from the requirements to provide such Buyer with a prospectus and to sell the securities through a person registered to sell securities under the

Securities Act (British Columbia) and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provides by the Securities Act (British Columbia), including statutory rights or recission or damages, will not be available to such Buyer.

          (f) Transfer or Resale. Such Buyer understands that except as provided in Section 9: (i) the Securities have not been and are not being registered under the 1933 Act or any Canadian Securities Laws; (ii) such Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes or Conversion Shares, such Notes or Conversion Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act; (B) to the Company; (C) outside the United States in accordance with Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company with a written certificate or other reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold, or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) is prohibited unless it is made in compliance with applicable Canadian Securities Laws including Section 2.5 of NI 45-102 - Resale of Securities. The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(f).

          (g) Legends. Such Buyer understands that pursuant to applicable Canadian Securities Laws, the certificates or other instruments representing each of the Securities will bear the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.]

          (h) Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

          (j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule C of Buyers.

          (k) Prohibited Transactions. Since such Buyer was approached by the Company with respect to the transactions contemplated hereby, neither such Buyer nor any Person acting on behalf of or pursuant to any understanding with such Buyer has, directly or indirectly, effected or agreed to effect any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "1934 Act") with respect to the Common Stock, granted any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derived any significant part of its value from the Common Stock or otherwise sought to hedge its position in the Securities (but not including any actions to secure available shares to borrow in order to effect short sales or similar transactions in the future) (each, a "Prohibited Transaction"). Prior to the earliest to occur of (i) the termination of this Agreement or (ii) the date of the 6-K Filing as described in Section 4(i), such Buyer shall not, and shall cause any Person acting on behalf of or pursuant to any understanding with such Buyer not to, engage, directly or indirectly, in a Prohibited Transaction.

          (l) No General Solicitation or Advertising. Such Buyer has not purchased the Notes as a result of any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been, to the knowledge of such Buyer, have been invited by general solicitation or advertising.

     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company represents and warrants to each of the Buyers that:

          (a) Organization and Qualification. Each of the Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns any of the share capital or holds an equity or similar interest) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its

Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents (as defined below) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents. The Company has no Subsidiaries except as set forth on Schedule 3(a).

          (b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes, the reservation for issuance and issuance of Interest Shares, if any, have been duly authorized by the Company's Board of Directors and (other than the filing with the SEC of one or more Registration Statements in accordance with the requirements of Section 9) no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders. This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (c) Issuance of Securities. The issuance of the Notes are duly authorized and are free from all taxes, liens and charges with respect to the issue thereof. As of the Closing, a number of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds 100% of the aggregate of the maximum number of Common Shares (i) issuable upon conversion of the Notes and (ii) as Interest Shares pursuant to the terms of the Notes (in the case of clauses (i) and (iii), without taking into account any limitations on the Conversion of the Notes set forth in the Notes). Upon conversion or payment in accordance with the Notes, the Conversion Shares and the Interest Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. The offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act and is exempt from the prospectus and registration requirements of applicable Canadian Securities Laws.

          (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and reservation for issuance and issuance of the Conversion Shares and the Interest Shares will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any share capital of the Company or any of its Subsidiaries or the bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations of the OTC Bulletin Board (the "Principal Market")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

          (e) Consents. Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts which would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

          (f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (g) No General Solicitation. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.

          (h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

          (i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

          (j) Application of Takeover Protections; Rights Agreement. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles (as defined in Section 3(r)) or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. No shareholder rights plan, supermajority agreement or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company will be applicable to the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities or any Buyer's ownership of the Securities.

          (k) SEC-CSA Documents; Financial Statements. Except as disclosed in Schedule 3(k), during the two (2) years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the CSA pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR or SEDAR systems. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC and CSA, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and

CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC-CSA Documents, including, without limitation, information referred to in Section 2(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

          (l) Absence of Certain Changes. Except as disclosed in Schedule 3(l), since December 31, 2006, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Except as disclosed in Schedule 3(l), since December 31, 2006, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $100,000. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

          (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC or a prospectus filed pursuant to Canadian Securities Laws relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced.

           (n) Conduct of Business; Regulatory Permits. Neither the Company nor its Subsidiaries is in violation of any term of or in default under any certificate of designations of any outstanding series of preferred stock of the Company, its Articles (as defined in Section 3(r)) or their organizational charter or certificate of incorporation or bylaws, respectively. Neither the

Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future. During the two years prior to the date hereof, the Common Shares has been designated for quotation on the Principal Market. During the two years prior to the date hereof, (i) trading in the Common Shares has not been suspended by the SEC, any CSA or the Principal Market and (ii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Shares from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

          (o) Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          (p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

          (q) Transactions With Affiliates. Except as set on Schedule 3(q), none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

          (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Company consists of (i) an unlimited number of Common Shares, of which as of the date hereof, 20,906,458 are outstanding and 20,943,758 are issued (ii) an unlimited number of Variable multiple voting shares, without par value, of which as of the date hereof, 1,120,000 are issued and outstanding (iii) 2,000,000 Class A Preferred shares of which none are issued and outstanding and (iv) 2,000,000 Class B Preferred shares of which 600,000 are issued and outstanding. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act or file a prospectus under any applicable Canadian Securities Law (except pursuant to Section 9); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers true, correct and complete copies of the Company's Notice of Articles, Certificate of Incorporation, Articles and amendments thereto and as in effect on the date hereof (the "Articles"), and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto.

          (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

          (t) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company's Subsidiaries or any of the Company's or its Subsidiaries' officers or directors in their capacities as such, except as set forth in Schedule 3(t).

          (u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

          (v) Employee Relations. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. Except as set forth on Schedule 3(v), no executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary. No executive officer of the Company or any of its Subsidiaries, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

               (ii) The Company and its Subsidiaries are in compliance with all federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (w) Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

          (x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. Except as set forth in Schedule 3(x), none of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or its Subsidiaries, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

          (y) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

          (aa) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all foreign, U.S. and Canadian federal, provincial and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

          (bb) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries have received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

          (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

          (dd) Ranking of Notes. Except as set forth on Schedule 3(dd), no Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

          (ee) Form F-3 Eligibility. The Company is eligible to register the Conversion Shares and the Interest Shares for resale by the Buyers using Form F-3 promulgated under the 1933 Act.

          (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

          (gg) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

          (hh) Reporting Issuer. The Company is a "reporting issuer", as such term is defined in the Securities Act (British Columbia), in the Provinces of British Columbia and Ontario and is in compliance in all material respects with the Canadian Securities Laws.

          (ii) Foreign Private Issuer. The Company is a "foreign private issuer" as defined in Rule 3b-4 of the 1934 Act.

          (jj) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company, or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

     4. COVENANTS.

          (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

          (b) Filings. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities laws of the states of the United States and the applicable Canadian Securities Laws following the Closing Date.

          (c) Reporting Status. Until the date on which the Buyers shall have sold all the Conversion Shares and the Interest Shares and none of the Notes are outstanding (the "Reporting Period"), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination.

          (d) Financial Information. The Company agrees to send the following to each Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports and Quarterly Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 6-K and any registration statements (other than on Form F-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York or British Columbia are authorized or required by law to remain closed.

          (e) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (defined below) upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Common Shares' authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(e).

          (f) Fees. The Company shall reimburse the Buyers for all reasonable costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all reasonable legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith).

          (g) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Common Shares, or on the Class B Preferred Shares other than is otherwise set forth in the Articles as of the date hereof, without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes.

           (h) Additional Notes; Variable Securities; Dilutive Issuances. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, issue or sell, or agree to issue or sell, any Variable Equity Securities (as defined in the Notes), with the exception of any agreements or transactions that (x) exist as of the date hereof and (y) are not amended or modified on or after the date hereof. It is expressly understood that the foregoing prohibition on the issuance of Variable Equity Securities shall apply in respect of any Excluded Securities (as defined in the Notes) and that no Variable Equity Securities may be issued as part of an Excluded Securities. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Note or exercise of any Warrant in excess of that number of Common Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market or any applicable market.

          (i) Corporate Existence. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the

Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes.

          (j) Reservation of Shares. So long as any Buyer owns any Securities, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 130% of the sum of the number of Common Shares issuable (i) as Interest Shares pursuant to the terms of the Notes and (ii) upon conversion of the Notes (without taking into account any limitations on the conversion of the Notes set forth in the Notes).

          (k) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

          (l) Trading in Common Shares. For so long as such Buyer owns any Notes, such Buyer shall not maintain a Net Short Position. For purposes of this Section, a "Net Short Position" by a person means a position whereby such person has executed one or more sales of Common Shares that is marked as a short sale and that is executed at a time when such Buyer has no equivalent offsetting long position in the Common Shares or contract for the foregoing. For purposes of determining whether a Buyer has an equivalent offsetting long position in the Common Shares, all Common Shares (i) that is owned by such Buyer, (ii) that may be issued as Interest Shares pursuant to the terms of the Notes to the Buyer or (iii) that would be issuable upon conversion or exercise in full of all Securities then held by such Buyer (assuming that such Securities were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments that would take effect given only the passage of time) shall be deemed to be held long by such Buyer. Without limiting the foregoing, the Buyers may engage in hedging activities at various times during the period following the public announcement of the execution of this Agreement as provided in Section 4(i), and during the period that the Notes are outstanding, including, without limitation, during the periods that the value of the Common Shares deliverable with respect to the Notes and Interest Shares is being determined.

          (m) Closing Documents. On or prior to fourteen (14) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer executed copies of the Transaction Documents, Securities and other document required to be delivered to any party pursuant to Section 7 hereof.

     5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

          (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes in which the Company shall record the name and address of the Person in whose name the Notes have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person and the number of Conversion Shares issuable upon conversion of the Notes. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

          (b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at the Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares and the Interest Shares issued at the Closing or upon conversion of the Notes in such amounts as specified in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes (the "Irrevocable Transfer Agent Instructions"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Interest Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

     The obligation of the Company hereunder to issue and sell the Notes to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

              (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

              (ii) Such Buyer shall have delivered to the Company such Buyer’s respective DMR Warrants, MOB Warrants and MOB Shares, as the case may be.

              (iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

     7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

     The obligation of each Buyer hereunder to purchase the Notes at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

               (i) The Company shall have duly executed and delivered to such Buyer (A) each of the Transaction Documents and (B) the Notes (in such principal amounts as such Buyer shall request), being purchased by such Buyer at the Closing pursuant to this Agreement.

               (ii) The Company shall have delivered to such Buyer duly executed copies of the transaction documents in connection with the transactions contemplated herein.

               (iii) Such Buyer shall have received the opinion of the Company's outside counsel, dated as of the Closing Date, in substantially the form of Exhibit C attached hereto.

               (iv) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer and (ii) the Articles, each as in effect at the Closing, in the form attached hereto as Exhibit D.

               (v) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the  foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit D.

               (vi) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of Common Shares outstanding as of a date within five days of the Closing Date.

               (vii) The Common Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

               (viii) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

               (ix) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

     8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

     9. REGISTRATION RIGHTS

          (a) As used in this Section 9, the following terms shall have the following respective meanings:

               (i) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, (or any similar successor federal statute) and the rules and regulations thereunder, all as the same shall be in effect from time to time.

               (ii) “Public Sale” means any sale of Common Stock to the public pursuant to an offering registered under the 1933 Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144.

               (iii) “registers,” “registered,” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the 1933 Act and the declaration or ordering of the effectiveness of such registration statement by the SEC.

               (iv) “Registrable Securities” shall mean (i) the Conversion Shares, and (ii) the Interest Shares.

               (v) “Registration Expenses” shall mean all expenses incurred in connection with effecting any registration pursuant to this Agreement, including without limitation all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses of any regular or special audits incident to or required by any such registration, and the fees and expenses of one counsel for the selling holders of Registrable Securities, but excluding Selling Expenses.

                (vi) “Rule 144” shall mean Rule 144 as promulgated by the SEC under the 1933 Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

               (vii) "Rule 415" means Rule 415 promulgated under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

                (viii) “Selling Expenses” shall mean all stock transfer taxes, underwriting discounts, expenses for special counsel of a selling stockholder and selling commissions applicable to the sale of Registrable Securities.

          (b) Registration.

               (i) Subject to any time limitations which may be imposed by the SEC pursuant to Rule 415, the Company shall file with the SEC, within thirty (30) days of the date on which all Registrable Securities (as that term is defined in the Hudson Notes) have been registered under the 1933 Act or are otherwise tradable without restriction under Rule 144(k) of the 1933 Act, a registration under the 1933 Act utilizing either (i) a registration on Form F-3, if available, or any similar or successor form, or (ii) a registration on Form S-3 or any similar or successor form, if available, to register the resale of the Registrable Securities, which are not then registered under the 1933 Act or are not otherwise tradable without restriction under Rule 144(k) of the 1933 Act (the “Demand Registration”).

               (ii) The Company shall use reasonable commercial efforts to cause the Demand Registration to be declared effective within one hundred and twenty (120) days of filing unless the Company selects an underwriter to distribute the Registrable Securities as part of an offering of other securities of the Company, and such underwriter, in good faith provides Buyer with a certificate of an officer of such underwriter certifying that in its view the Demand Registration would be materially detrimental to the Company or would negatively impact any other material corporate transaction and concludes, as a result, that it is advisable to defer the filing of the Demand Registration at such time, then the Company shall have the right to defer such filing for the period during which such registration would be detrimental; provided, however, that the Company may not defer the filing for a period of more than ninety (90) days following receipt of the Demand Notice.

               (iii) The right of Buyer to participate in the Demand Registration, if underwritten, shall be conditioned upon Buyer’s participation in such underwriting in accordance with the terms and conditions thereof, and Buyer shall enter into an underwriting agreement in customary form with the underwriter and the Company.

               (iv) Buyer will have absolute priority over any other securities proposed to be included in the Demand Registration. If other securities are included in the Demand Registration that is not an underwritten offering, all of the Registrable Securities included in such offering shall, at the option of Buyer, be sold prior to the sale of any of such other securities.

          (c) Piggyback Registration.

               (i) If there is a Public Sale after the date hereof which permits the inclusion of any Registrable Securities which are not then registered under the 1933 Act or are not otherwise tradable without restriction under Rule 144(k) of the 1933 Act, the Company will promptly give Buyer written notice thereof and, subject to paragraph 9(c)(ii), shall include in the registration (the “Piggyback Registration”), arising from the Public Sale, all of the Registrable Securities requested to be included therein pursuant to the written request of Buyer received within twenty (20) days after delivery of the Company’s notice.

               (ii) If the Piggyback Registration relates to an underwritten public offering, the Company shall so advise Buyer as a part of the written notice given pursuant to paragraph 9(c)(i). In such event, the right of Buyer to participate in such registration shall be conditioned upon Buyer’s participation in such underwriting in accordance with the terms and conditions thereof and Buyer shall enter into an underwriting agreement in customary form with the underwriter and the Company.

          (d) Expenses of Registration. Except as provided in this Subsection 9(d), the Company shall bear all Registration Expenses incurred in connection with the Demand Registration. All Selling Expenses incurred by the Company relating to Registrable Securities included in any Demand Registration or Piggyback Registration shall be reimbursed by Buyer.

           (e) Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company will keep Buyer advised in writing as to the initiation of such registration and as to the completion thereof. The Company will use its reasonable efforts to:

               (i) cause such registration to be declared effective by the SEC and keep such registration effective for a period of three (3) years or until Buyer has completed the distribution of the Registrable Securities described in the registration statement relating thereto, whichever first occurs;

               (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement (including post-effective amendments) as may be necessary to comply with the provisions of the 1933 Act and the Exchange Act with respect to the disposition of all securities covered by such registration statement;

               (iii) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as Buyer from time to time may reasonably request;

               (iv) notify Buyer at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of Buyer, prepare and furnish to Buyer a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to Buyer, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;

               (v) cause all Registrable Securities covered by such registration to be listed on each securities exchange or inter-dealer quotation system on which similar securities issued by the Company are then listed;

               (vi) provide a transfer agent and registrar for all Registrable Securities covered by such registration and, if necessary, a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

               (vii) otherwise comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act; and

               (viii) in connection with any underwritten registration, the Company will enter into an underwriting agreement reasonably satisfactory to Buyer containing customary underwriting provisions, including indemnification and contribution provisions.

           (f) Indemnification.

               (i) The Company will indemnify Buyer, each of Buyer’s officers and directors, and each person controlling Buyer within the meaning of Section 15 of the 1933 Act, with respect to each registration, qualification or compliance effected pursuant to this Agreement or otherwise, against all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) arising out of or based on any untrue statement of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the 1933 Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such indemnified person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claims, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by Buyer and stated to be specifically for use therein. It is agreed that the indemnity agreement contained in this paragraph 9(f)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent has not been unreasonably withheld).

               (ii) Buyer shall indemnify the Company, each of its directors, officers, agents, employees and representatives, and each person who controls the Company within the meaning of Section 15 of the 1933 Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement of a material fact and contained in any such registration statement, prospectus, offering circular or other document, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such indemnified persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus, offering circular or other document in reliance upon and in strict conformity with written information furnished to the Company by Buyer; provided, however, that (i) Buyer shall not be liable hereunder for any amounts in excess of the net proceeds received by Buyer pursuant to such registration, and (ii) the obligations of Buyer hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities (or actions in respect thereof) if such settlement is effected without the consent of Buyer (which consent has not been unreasonably withheld).

               (iii) Each party entitled to indemnification under this Subsection 9(f) (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel selected by the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Subsection 9(f) to the extent such failure is not prejudicial. No Indemnifying Party in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include an unconditional release of such Indemnified Party from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

               (iv) If the indemnification provided for in this Subsection 9(f) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

               (v) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in an underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

          (g) Other Obligations. With a view to making available the benefits of certain rules and regulations of the SEC which may effectuate the registration of the Registrable Securities or permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

               (i) exercise best efforts to cause the Company to be eligible to utilize Form S-3 (or any similar form) for the registration of Registrable Securities;

               (ii) at such time as any Registrable Securities are eligible for transfer under Rule 144(k), upon the request of Buyer, promptly remove any restrictive legend from the certificates evidencing such securities, at no cost to Buyer;

               (iii) make and keep available public information as defined in Rule 144 under the 1933 Act at all times from and after its initial registration under the 1933 Act;

               (iv) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

               (v) furnish Buyer upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time following the effective date of the first registration statement filed by the Company under the 1933 Act for an offering of its securities to the general public), and of the 1933 Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents as a holder of Registrable Securities may reasonably request in availing itself of any rule or regulation of the Commission (including Rule 144A) allowing a holder of Registrable Securities to sell any such securities without registration.

          (h) Termination of Registration Rights. The right of Buyer to request inclusion of Registrable Securities in any registration pursuant to this Section 9 shall terminate at the date that is the earlier of: (a) that date that all Registrable Securities have been registered under the 1933 Act or have otherwise been sold to the public in an open-market transaction under Rule 144; (b) the date that all Registrable Securities are eligible for resale without restriction under Rule 144 or other applicable exemption under the 1933 Act.

          (i) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is not filed with the SEC on or before the respective filing deadline (a "Filing

Failure") (ii) on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made, including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, to register a sufficient number of Common Shares or to maintain the listing of the Common Shares (a "Maintenance Failure") then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each Buyer of Registrable Securities relating to such Registration Statement an amount in cash equal to (A) two percent (2.0%) of the outstanding principal each Buyer’s Note, on each of the following dates: (i) the day of a Filing Failure; (ii) the initial day of a Maintenance Failure; (iii) on the thirtieth day after the day of a Filing Failure (pro rated for periods totaling less than thirty days); (iv) on the thirtieth day after the initial day of a Maintenance Failure (pro rated for periods totaling less than thirty days) and (B) one percent (1.0%) on the outstanding principal each Buyer’s Note, on each of the following dates: (i) on every thirtieth day following the thirty-first day following such Filing Failure (pro rated for periods totaling less than thirty (30) days) until such Filing Failure is cured; and (ii) on every thirtieth day following the thirty-first day following such Maintenance Failure (pro rated for periods totaling less than thirty (30) days) until such Maintenance Failure is cured. The payments to which a holder shall be entitled pursuant to the above shall be paid on the earlier of (I) the dates set forth above and (II) the third Business Day after the event or failure giving rise to the payments is cured.

     10. MISCELLANEOUS.

          (a) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

          (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

          (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          (e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder and under the Notes, and any amendment to this Agreement made in conformity with the provisions of this Section 10(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or holders of Notes. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

          (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Clearly Canadian Beverage Corporation
2267 10th Avenue W.
Vancouver, BC, Canada
Telephone: (604) 742-5300
Facsimile: (604) 742-5301
Attention: Chief Financial Officer

With a copy to:

Max Pinsky Personal Law Corporation
Barrister and Solicitor
1780 - 400 Burrard Street
Vancouver, B.C. V6C 3A6
Telephone: (604) 689-9930
Facsimile: (604) 689-9940
Attention: Max Pinsky

If to the Transfer Agent:

Pacific Corporate Trust
510 Burrard Street,
2nd floor,
Vancouver, BC
V6C 3B9
Telephone: (604) 691-7361
Facsimile: (604) 689-8144
Attention: Yasmin Juma

If to a Buyer, to its address and facsimile number set forth on the Schedule C of Buyers, with copies to such Buyer's representatives as set forth on the Schedule C of Buyers,

with a copy (for informational purposes only) to:

Aird & Berlis LLP
BCE Place, Suite 1800
181 Bay Street
Toronto, Ontario M5J 2T9
Telephone: (416) 865-4639
Facsimile: (416) 863-1515
Attention: Dennis Miller

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

          (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes). A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

          (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 10 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

          (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (k) Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

          (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          (m)Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

          (n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

          (o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          (p) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

          (q) Currency. Unless otherwise indicated, all dollar amounts referred to in the Transaction Documents are in Canadian Dollars. All amounts owing under this Agreement or any Transaction Document shall be paid in Canadian dollars. All amounts denominated in other currencies shall be converted in the Canadian dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into Canadian dollars pursuant to this Agreement, the Canadian dollar exchange rate as posted by the Royal Bank of Canada (Main Branch, Toronto, Ontario) on the relevant date of calculation.

          (r) Independent Legal Advice. Each Buyer acknowledges and agrees that he or she has read the Transaction Documents in their entirety, fully understand the terms of the said documents and have had the benefit of independent legal advice before executing any and all of the Transaction Documents.

          (s) Dispute Resolution. In the case of a dispute as to the determination of the determination of whether or not a Dilutive Issuance or any other event which would lead to an adjustment of the Conversion Price or Exercise Price, or any issuance of Variable Equity Securities (as defined in the Note) has occurred, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt, or deemed receipt, of the event giving rise to such dispute, as the case may be, to the applicable Buyers. If the applicable Buyers and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the applicable Buyers, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed pricing determination to an independent, reputable investment bank selected by the Company and approved by the applicable Buyers, (b) the disputed arithmetic calculation to the Company's independent, outside accountant or (c) the disputed facts regarding the occurrence of a Dilutive Issuance or issuance of Variable Equity Securities (or any other matter mentioned above which is not specifically required to be submitted to an investment bank or an accountant) to an expert attorney from a nationally recognized outside law firm (having at least 100 attorneys and having with no prior relationship with the Company) selected by the Company and approved by the applicable Buyers. The Company, at the Company's expense, shall cause the investment bank, the accountant or the attorney, as the case may be, to perform the determinations or calculations and notify the Company and the applicable Buyers of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's, accountant's or attorney's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

[Signature Page Follows]

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

CLEARLY CANADIAN BEVERAGE
CORPORATION

By:
Name:
Title:

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

DAVID REINGOLD:

By:
Name:
Title:

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

LISA REINGOLD:

By:
Name:
Title:

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

MARK GOODMAN:

By:
Name:
Title:

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

ORLEE MUROFF:

By:
Name:
Title:

SCHEDULE A OF BUYERS

(1)	(2)	(3)

Buyer	Amount of DMR Warrants	Amount of DMR Shares

David Reingold	1,750,000	90,579
Lisa Reingold	650,000	33,644
Mark Goodman	600,000	31,056

SCHEDULE B OF BUYERS

(1)	(2)	(3)	(4)

	Amount of MOB	Amount of MOB	Amount of MOB Lock
Buyer	Warrants	Shares	Up Shares

David Reingold	3,000,000	160,000	172,000
Orlee Muroff	750,000	40,000	43,000

SCHEDULE C OF BUYERS

(1)	(2)	(3)	(4)	(5)

		Principal		Legal Representative's
	Address and	Amount of	Amount Paid	Address and
Buyer	Facsimile Number	Notes	on Closing	Facsimile Number

David Reingold	c/o 220 Viceroy Road Units 11 and 12 Vaughan, ON L4K 3C2 Facsimile: (905) 761-9319	$1,791,765	$2,913,235	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515
Lisa Reingold	c/o 220 Viceroy Road Units 11 and 12 Vaughan, ON L4K 3C2 Facsimile: (905) 761-9319	$168,235	$286,765	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515
Mark Goodman	c/o 50 Jutland Road Etobicoke, ON M8Z 2H1 Facsimile: (416) 252-9191	$155,294	$264,706	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515
Orlee Muroff	c/o 124 Merton Street Suite 203 Toronto, ON M4S 2Z2 Attention: Andrew Muroff Facsimile: (416) 946-1649	$334,706	$535,294	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515

SCHEDULE A OF BUYERS

(1)	(2)	(3)

Buyer	Amount of DMR Warrants	Amount of DMR Shares

David Reingold	1,750,000	90,579
Lisa Reingold	650,000	33,644
Mark Goodman	600,000	31,056

SCHEDULE B OF BUYERS

(1)	(2)	(3)	(4)

	Amount of MOB	Amount of MOB	Amount of MOB Lock
Buyer	Warrants	Shares	Up Shares

David Reingold	3,000,000	160,000	172,000
Orlee Muroff	750,000	40,000	43,000

SCHEDULE C OF BUYERS

(1)	(2)	(3)	(4)	(5)

		Principal		Legal Representative's
	Address and	Amount of	Amount Paid	Address and
Buyer	Facsimile Number	Notes	on Closing	Facsimile Number

David Reingold	c/o 220 Viceroy Road Units 11 and 12 Vaughan, ON L4K 3C2 Facsimile: (905) 761-9319	$1,791,765	$2,913,235	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515
Lisa Reingold	c/o 220 Viceroy Road Units 11 and 12 Vaughan, ON L4K 3C2 Facsimile: (905) 761-9319	$168,235	$286,765	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515
Mark Goodman	c/o 50 Jutland Road Etobicoke, ON M8Z 2H1 Facsimile: (416) 252-9191	$155,294	$264,706	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515
Orlee Muroff	c/o 124 Merton Street Suite 203 Toronto, ON M4S 2Z2 Attention: Andrew Muroff Facsimile: (416) 946-1649	$334,706	$535,294	Dennis Miller Aird & Berlis LLP Brookfield Place 1800-181 Bay Street P.O. Box 754 Toronto, ON M5J 2T9 Facsimile: (416) 863-1515